SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                      PETRIE STORES LIQUIDATING TRUST
        ____________________________________________________________
                             (Name of issuer)

                       Units of Beneficial Interest
        ____________________________________________________________
                      (Title of class of securities)

                                716437 10 8
        ____________________________________________________________
                              (CUSIP number)

                          Jerome A. Manning, Esq.
                                 Executor
                         Stroock & Stroock & Lavan
                             7 Hanover Square
                         New York, New York 10004
                              (212) 806-5400
        _____________________________________________________________
         (Name, address and telephone number of person authorized to receive notices and communications)

                                  Copy to:

                          Jonathan L. Koslow, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                          New York, New York  10022
                                (212) 735-3000

                             January 22, 1996
        ____________________________________________________________
                      (Date of event which requires
                        filing of this statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following box:            ( )

        Check the following box if a fee is being paid with this
        statement:                               (X)


                               SCHEDULE 13D

   CUSIP No.: 716437 10 8
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Estate of Milton Petrie
        13-7048253
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                     (  )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Surrogates Court, State of New York, County of New York
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      28,111,274
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        28,111,274
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,111,274
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                               (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        53.7%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        OO
   _________________________________________________________________
             *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Item 1.   Security and Issuer.

               This Statement on Schedule 13D (this "Statement") relates to the units of beneficial interest (collectively, the "Beneficial Interests") in the Petrie Stores Liquidating Trust (the "Issuer"). The address of the principal executive offices of the Issuer is 70 Enterprise Avenue, Secaucus, New Jersey 07094.

          Item 2.   Identity and Background.

               (a)-(c), (f)   This Statement is being filed on
          behalf the Estate of Milton Petrie (the "Estate"). The business address of the Estate is c/o Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022, Attention: Jonathan L. Koslow, Esq.

               Pursuant to the Letters Testamentary, issued on December 16, 1994 (the "Letters Testamentary") by the Surrogates Court of the State of New York, County of New York, the Estate is administered by eight executors:
          Joseph H. Flom, Hilda Kirschbaum Gerstein, Jerome A. Manning, Bernard Petrie, Carroll Petrie, Dorothy Stern Ross, Laurence A. Tisch and David Zack.

               Mr. Flom is a trustee of the Issuer, an attorney and a partner in Skadden, Arps, Slate, Meagher & Flom, a law firm, counsel to the Issuer and Petrie Stores Corporation, the predecessor to the Issuer ("Petrie Stores"), and co-counsel to the Estate. His principal business address is Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022.

               Ms. Gerstein is the President and Chief Executive
          Officer of Petrie Stores. Ms. Gerstein's principal business address is c/o Petrie Stores Corporation, 70
          Enterprise Avenue, Secaucus, New Jersey 07094.

               Mr. Manning is an attorney and a partner in Stroock & Stroock & Lavan, a law firm and co-counsel to the Estate. His principal business address is Stroock & Stroock & Lavan, 7 Hanover Square, New York, New York 10004.

               Mr. Bernard Petrie, the son of Milton Petrie, is a trustee of the Issuer, a director of Petrie Stores and an attorney. His principal business address is The Law
          Offices of Bernard Petrie, 633 Battery Street, San
          Francisco, California 94111.

               Mrs. Petrie, the wife of Milton Petrie at the time of his death, is a private investor and philanthropist.
          Her principal address is c/o Davis, Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

               Ms. Ross is a director of Petrie Stores. Her principal business address is c/o Petrie Stores
          Corporation, 70 Enterprise Avenue, Secaucus, New Jersey
          07094.

               Mr. Tisch is a trustee of the Issuer, a director of Petrie Stores and Co-Chairman of the Board of Directors and Co-Chief Executive Officer of Loews Corporation, a diversified holding company. His principal business address is Loews Corporation, 667 Madison Avenue, 7th Floor, New York, New York 10021.

               Mr. Zack is an accountant and a retired partner in David Berdon & Co., an accounting firm and accountant to the Estate. His principal business address is David Berdon & Co. LLP, 415 Madison Avenue, New York, New York 10017-1178.

               Mr. Flom, Ms. Gerstein, Mr. Manning, Mr. Bernard
          Petrie, Mrs. Petrie, Ms. Ross, Mr. Tisch and Mr. Zack are citizens of the United States.

               (d)-(e) During the past five years, none of the Estate, Mr. Flom, Ms. Gerstein, Mr. Manning, Mr. Bernard Petrie, Mrs. Petrie, Ms. Ross, Mr. Tisch and Mr. Zack has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Item 3.   Source and Amount of Funds or Other

          Consideration.

               The Beneficial Interests which are the subject of this Statement were distributed to the Estate, without consideration, in connection with the liquidation of Petrie Stores. On January 22, 1996 (the "Succession Date"), Petrie Stores transferred its assets to, and its liabilities were assumed by, the Issuer. Each shareholder of Petrie Stores as of the close of business on the Succession Date became the holder of one Beneficial Interest for each share of Petrie Stores common stock, par value $1.00 per share ("Petrie Stores Common Stock"), owned by such shareholder.

          Item 4.   Purpose of Transaction.

               On the Succession Date, each Petrie Stores shareholder received one Beneficial Interest for each share of Petrie Stores Common Stock owned by such shareholder. As a result, the Estate became the beneficial owner of 28,111,274 Beneficial Interests with respect to the Estate's beneficial ownership of 28,111,274 shares of Petrie Stores Common Stock. The Estate does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
          Schedule 13D. The Estate reserves the right to acquire or dispose of Beneficial Interests, or to formulate other purposes, plans or proposals regarding the Issuer or the Beneficial Interests held by the Estate to the extent deemed advisable in light of general investment policies, market conditions and other factors.

          Item 5.   Interest in the Securities of the Issuer.

               (a)-(c) The Estate beneficially owns, and has sole voting and dispositive power with respect to, 28,111,274 Beneficial Interests, constituting approximately 53.7% of the 52,350,238 issued and outstanding Beneficial Interests as of the close of business on January 22, 1996, as reported in the Issuer's Registration Statement on Form 8-B dated as of December 18, 1995. The Estate has sole voting and dispositive power with respect to 28,111,274 Beneficial Interests.

               The amounts beneficially owned by the Estate do not include any Beneficial Interests owned by the executors of the Estate in their individual capacity. To the best of the Estate's knowledge, Beneficial Interests are held by the following executors: Ms. Gerstein (292,268 Beneficial Interests), Mr. Bernard Petrie (34,500 Beneficial Interests), Mrs. Petrie (6,380 Beneficial Interests), Ms. Ross (180,191 Beneficial Interests) and Mr. Tisch (1,000 Beneficial Interests).

               Each of the executors disclaims beneficial ownership of the Beneficial Interests held by the Estate. The executors of the Estate share equally the power to dispose of, and vote, the Beneficial Interests held by the Estate.

               (d)-(e)  Inapplicable.

               Item 6.   Contracts, Arrangements, Understandings or

          Relationships with Respect to Securities of the Issuer.

               Pursuant to Milton Petrie's will, the executors of the Estate share equally the power to dispose of, and vote, the Beneficial Interests held by the Estate. There is no understanding among the executors with respect to the voting of the Beneficial Interests held by them in their individual capacities.


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 31, 1996

                                   ESTATE OF MILTON PETRIE

                                   By:  /s/ JOSEPH H. FLOM
                                        Joseph H. Flom
                                        Executor

                                   By:        *
                                        Hilda Kirschbaum Gerstein
                                        Executor

                                   By:        *
                                        Jerome A. Manning
                                        Executor

                                   By:        *
                                        Bernard Petrie
                                        Executor

                                   By:        *
                                        Carroll Petrie
                                        Executor

                                   By:        *
                                        Dorothy Stern Ross
                                        Executor

                                   By:        *
                                        Laurence A. Tisch
                                        Executor

                                   By:        *
                                        David Zack
                                        Executor

          * By: /s/ JOSEPH H. FLOM
                Joseph H. Flom
                Attorney-in-fact

          Dated: January 31, 1996